11 July 2012

ASX ANNOUNCEMENT

Mission NewEnergy Limited Serves Notice on Indonesian Joint Venture Partner

Mission NewEnergy Limited (ASX:MBT) today announced that it’s subsidiary, Oleovest PL, has served a notice of termination to PT Perkebunan Nusantara III (“Persero”) (“PTPN III”) an Indonesian state owned enterprise for breach of material obligations under the Joint Venture & Shareholders Agreement (“JVA”) signed on 23 December 2012. These breaches include (amongst others) nonperformance of financial commitments and failure to sign a bankable feedstock supply agreement. In addition to these breaches of material obligations PTPNIII has also triggered several other breaches of contract under the JVA.

Oleovest has called for a shareholders meeting to agree and implement the way forward for the Joint Venture, in accordance with the JVA. There can be no assurances that the JV project will continue towards implementation.

- Announcement Ends –

For more information and a copy of this announcement, please visit:

www.missionnewenergy.com or contact:

Company Contact:

James Garton

Phone: +1 (210) 841 5741

Email: james@missionnewenergy.com